

June 17, 2009

By Facsimile and U.S. Mail

Mr. Eldar Sætre
Chief Financial Officer
StatoilHydro ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re: StatoilHydro ASA**
> **Form 20-F for the Fiscal Year Ended December, 2008**
> **Filed March 24, 2009**
> **File No. 001-15200**

Dear Mr. Sætre:

We have reviewed your Form 20-F for the fiscal year ended December 31, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Filed March 24, 2009

Note 8.1.2 Significant accounting policies, page 199

1. Please provide disclosures pursuant to Staff Accounting Bulletin 74 (Topic 11:M) with respect to the Commission's Release on Modernization of Oil and Gas Reporting (http://www.sec.gov/rules/final/2008/33-8995.pdf) or otherwise explain to us why you do not believe this disclosure is necessary.

Note 8.1.4 Significant acquisitions and dispositions, page 210

2.   We note you recorded a NOK 1.1 billion, net of tax gain in 2008 as a result of the transformation of the Sincor project into the incorporated joint venture Petrocedeño, S.A. Please tell us the amount of consideration you received and clarify the nature of the transaction whereby your ownership interest was reduced. In this manner, please tell us if the terms of the agreement were negotiated in a bilateral or unilateral manner. In addition, please tell us how the recognition of a gain reflects the substance of this transaction. Refer to IAS 31 or reference the pronouncement under IFRS you relied upon with respect to the related accounting.

Note 8.1.26 Other Commitments and contingencies, page 244

3.   We note your disclosure on page 245, related to a dispute concerning the construction of new facilities for the Åsgard development at the Kårstø Terminal, that "On the basis of the declaration, the MPE on 29 April 2008 issued a writ involving a multi-component compensation claim, the aggregate principal exposure of which for StatoilHydro approximates between NOK 4 and 7 billion after tax. In November 2008 ExxonMobil, the final Åsgard partner at the time of the original dispute, has issued a similar writ with a compensation claim approximating an estimated exposure of up to NOK 1 billion after tax. StatoilHydro rejects both claims." Please explain to us in greater detail the basis for your rejection of both claims and how you have analyzed the claims under the guidance of IAS 37.

Note 8.1.33 Condensed consolidating financial information related to guaranteed debt securities issued by parent company, page 258

4.   We note you present condensed consolidating financial information in reliance upon Rule 3-10 of Regulation S-X, which provides relief from providing full financial statements for each of the subsidiary guarantors. Please tell us which of the scope exceptions from paragraphs (b), (c), (d), (e) and (f) of Rule 3-10 of Regulation S-X you are relying upon as an exception to the general rule of paragraph (a)(1) of this section. In addition, please confirm to us and expand your disclosure to indicate, if true, that i) each subsidiary issuer/guarantor is 100% owned, and ii) each guarantee of the security is full, unconditional, and joint and several with all other subsidiary guarantees, or otherwise advise.

5.   Please support your presentation of one line item totals for the cash flow from both investing and financing activities under your requirement to follow the general guidance in Rule 10-01 of Regulation S-X for the form and content for

condensed financial statements. In this regard, Rule 10-01(a)(4) of Regulation S-X provides special instructions for presenting changes when they exceed 10% of the average of funds provided by operations for the most recent three years. Please advise.

Note 8.1.34 Supplementary oil and gas information (Unaudited), page 267

Results of Operation for Oil and Gas Producing Activities, page 272

6.   We note your disclosure which states "Corrections increasing the results of operations for 2007 and 2006 by NOK 9.0 and 10.3 billion, respectively, were made to previously reported figures." Please explain to us in greater detail the nature of the corrections and expand your disclosure to address the items in paragraph 49 of IAS 8 or otherwise explain to us why you believe your disclosure is appropriate under the applicable guidance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing

You may contact John Cannarella at (202) 551-3337, or in his absence Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant